GLOBE SPECIALTY METALS, INC.
One Penn Plaza, Suite 2514
250 West 34th Street
New York, NY 10119

April 20, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall Assistant Director

RE:	Globe Specialty Metals, Inc. Registration on Form S-1 Filed December 22, 2009 File No. 333-163906

Ladies and Gentlemen:

We have received your comment letter dated January 15, 2010 relating to our Form S-1 filed December 22, 2009 (File No. 333-163906). Please see below answers to the questions included in your letter:

1.           We note that the prospectus included in this registration statement is a combined prospectus related to the registration statement previously filed on Form S-1 (File No. 333-160973) and declared effective on October 15, 2009. Revise the fee table to include all shares that are being offered through this registration statement. Explain by footnote or other clear means which shares are being included from the prior registration statement.

    The registration fee table on the cover page of Amendment No. 1 to the Form S-1 has been revised.

2.           Obtain and file as an exhibit a new legality opinion which covers all the shares being offered with this registration statement. The current opinion only covers the newly offered shares.

    We have filed a new Exhibit 5.1 with Amendment No. 1 to the Form S-1 covering all of the shares being offered.

3.           With a view toward disclosure, advise us whether you have complied with all previously disclosed lock-up provisions. If any waivers were obtained, provide all the particulars.

    We have complied with all previously disclosed lock-up provisions, and no waivers were granted. All of the previously disclosed lock-up provisions have now expired, and accordingly there are currently no lock-up agreements in effect for any of our shareholders.

4.           Provide us with a detailed discussion of how many of the outstanding shares were issued within the past two years.

The Company issued 5,600,000 shares of common stock in connection with its registered public offering in July 2009.  In addition, on March 26, 2010, the Company issued 3,081 shares to directors pursuant to the Company’s 2006 Employee, Director and Consultant Stock Option Plan.  Shares issued under the plan are registered on a Form S-8 registration statement.

The Company has issued 12,047,999 shares of common stock in the following transactions exempt from registration since June 30, 2007.

On February 29, 2008, the Company issued 5,628,657 shares of common stock in connection with the acquisition of Solsil, Inc.  In addition, during the fiscal year ended June 30, 2008, the Company issued 699,440 shares of common stock in connection with the exercise of warrants and 50,131 shares in connection with the exercise of unit purchase options representing the right to acquire one share and two warrants exercisable at $5.00 per share (“UPOs”).

Between March 2009 and June 2009, the Company issued 3,484,417 shares of common stock in exchange for the cancellation of 19,164,294 warrants.  In addition, during the fiscal year ended June 30, 2009, the Company issued 166,668 shares of common stock in connection with the exercise of warrants and 242,753 shares in connection with the exercise of UPOs.

Between July 1, 2009 and October 2, 2009, the Company issued 1,574,529 shares of common stock in connection with the exercise of UPOs and 201,404 shares in connection with the exercise of outstanding warrants.

The foregoing issuances of unregistered shares represent approximately 16.2% of the 74,323,268 shares currently outstanding, of which 8.6% were issued in the year ended June 30, 2008, 5.2% were issued in the year ended June 30, 2009 and 2.4% were issued in the current fiscal year.

5.           We note that certain selling stockholders listed in your current registration statement registered their shares for resale under the October 15, 2009 registration statement. By footnote or other clear means, identify all such shares which were previously the subject of your prior registration statement.

    Footnotes indicating these selling stockholders have been added in the table appearing on pages 10 - 16 of Amendment No. 1 to the Form S-1.

6.           Also show in each case how many shares from the October 15 registration statement have been resold by each selling stockholder in the interim. Provide for all entries the latest and best available information, rather than providing current information for only the additional shares that you are adding with this registration statement.

    Information with respect to the sales known to us has been added to the footnotes to the table appearing on pages 10 - 16 of Amendment No. 1 to the Form S-1.

7.           For each selling stockholder in your table listed as holding one percent or more of your shares, please provide us with a supplemental discussion of when and how the securities were acquired and disclose the specific exemption(s) from registration upon which you relied in each case. We note your disclosure on page 18 that “shares offered by this prospectus were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act.”

The Company made an initial public offering of units composed of common stock and warrants in the United Kingdom on October 3, 2005 pursuant to Regulation S, and the common stock and warrants issued in that offering were listed on the AIM market of the London Stock Exchange.  The Company’s common stock and warrants thereafter traded on the AIM market until our delisting from the AIM market on October 5, 2009.

We have undertaken to obtain from each stockholder in the selling stockholder table listed as holding one percent or more of our shares information as to when and how that party acquired its shares and the specific exemption from registration upon which it relied.  Please note that other than our Executive Chairman and Chief Operating Officer, the rest of these persons are independent, third parties who have no duty to disclose this information to the Company.

Alan Kestenbaum  Mr. Kestenbaum was a founder of the Company and currently serves as the Company’s Executive Chairman and a director.

On September 22, 2005, immediately following the Company’s initial offering in the UK, Mr. Kestenbaum held 6,837,501 shares of common stock. Of these shares, Mr. Kestenbaum received 6,337,501 of these shares upon the formation of the Company as a founder, and he purchased 500,000 shares in the offering.  The shares issued to Mr. Kestenbaum in the offering were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

On November 13, 2006, Mr. Kestenbaum received 2,274,112 shares of common stock as consideration for the shares of Globe Metallurgical, Inc. (“GMI”) he held immediately prior to the Company’s acquisition of GMI.  The shares issued to Mr. Kestenbaum in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

On February 29, 2008, Mr. Kestenbaum received 1,553,116 shares of common stock as consideration for the shares and options to purchase shares of Solsil, Inc. (“Solsil”) he held immediately prior to the Company’s acquisition of Solsil.  The shares issued to Mr. Kestenbaum in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

Mr. Kestenbaum received 95,476 shares through the exercise of warrants received in the Company’s initial offering in the UK. The shares issued upon the warrant exercises were exempt from registration pursuant to Section 4(2) of the Securities Act.

Luxor Capital Group  To our knowledge, Luxor Capital Group acquired its shares pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Plainfield Asset Management  On November 13, 2006, Plainfield received 1,390,581 shares of common stock as consideration for shares of GMI it held immediately prior to the Company’s acquisition of GMI.  The shares issued to Plainfield in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

On February 29, 2008, Plainfield received 651,999 shares of common stock as consideration for shares of Solsil it held immediately prior to the Company’s acquisition of Solsil. The shares issued to Plainfield in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

D.E. Shaw Laminar International, Inc. and affiliates  On November 13, 2006, D.E. Shaw received 4,122,217 shares of common stock as consideration for shares of GMI it held immediately prior to the Company’s acquisition of GMI. The shares issued to D.E. Shaw in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

On February 29, 2008, D.E. Shaw received 2,245,641 shares of common stock as consideration for shares of Solsil it held immediately prior to the Company’s acquisition of Solsil.  The shares issued to D.E. Shaw in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

FMR LLC  To our knowledge, FMR LLC acquired its shares pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Franklin Mutual Advisors  To our knowledge, Franklin Mutual Advisors acquired its shares pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Cartesian Capital Advisors  To our knowledge, Cartesian Capital acquired its shares pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Corsair Capital Management  To our knowledge, Corsair Capital Management acquired its shares pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Samlyn Capital  A portion of Samlyn Capital’s shares were received in connection with warrant exercises in March 2009.  The shares issued upon the warrant exercises were exempt from registration pursuant to Section 4(2) of the Securities Act.  To our knowledge, the remainder of Samlyn Capital’s shares were acquired pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Michael Barenholtz  Mr. Barenholtz was a founder of the Company and previously served as a director.

On September 22, 2005, immediately following the Company’s initial offering in the UK, Mr. Barenholtz held 1,442,250 shares of common stock. Of these shares, Mr. Barenholtz received 1,334,250 of these shares upon the formation of the Company as a founder, and he purchased 108,000 shares in the offering. The shares issued to Mr. Barenholtz in the offering were exempt from registration pursuant to Section 4(2) of the Securities Act.

On November 13, 2006, Mr. Barenholtz received 119,690 shares of common stock as consideration for shares of GMI he held immediately prior to the Company’s acquisition of GMI. The shares issued to Mr. Barenholtz in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

On February 29, 2008, Mr. Barenholtz received 75,485 shares of common stock received as consideration for shares of Solsil he held immediately prior to the Company’s acquisition of Solsil.  The shares issued to Mr. Barenholtz in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

Mr. Barenholtz received 39,960 shares through the exercise of warrants received in the Company’s initial offering in the UK. The shares issued upon the warrant exercises were exempt from registration pursuant to Section 4(2) of the Securities Act.

Steve Major  A portion of Mr. Major’s shares were received in connection with warrant exercises in March 2009.  The shares issued upon the warrant exercises were exempt from registration pursuant to Section 4(2) of the Securities Act. To our knowledge, the remainder of Mr. Major’s shares were acquired pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Perry Corp.  To our knowledge, Perry Corp. acquired its shares pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Trellus Management Co., LLC. In March 2009, Trellus Management received 557,365 shares of the Company’s common stock in connection with warrant exercises. The shares issued upon the warrant exercises were exempt from registration pursuant to Section 4(2) of the Securities Act. To our knowledge, Trellus Management acquired the remainder of its shares pursuant to transfers effected through the AIM market exempt from registration pursuant to Securities Act Rule 904.

Arden Sims  Mr. Sims was a principal executive officer of GMI and Solsil and currently serves as an executive officer of the Company.

On November 13, 2006, Mr. Sims received 277,848 shares of common stock as consideration for shares of GMI he held immediately prior to the Company’s acquisition of GMI. The shares issued to Mr. Sims in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

On February 29, 2008, Mr. Sims received 382,223 shares of common stock received as consideration for shares and options to purchase shares of Solsil he held immediately prior to the Company’s acquisition of Solsil.  The shares issued to Mr. Sims in the acquisition were exempt from registration pursuant to Section 4(2) of the Securities Act.

8.           Confirm that this section includes complete and current information or revise it as necessary to ensure that it does. For example, we note the reference to Regulation S which appears in the prospectus you filed as part of the Form S-1 with Commission file number 333-152513.

We have revised the descriptions in Item 15 of Amendment No. 1 to provide complete and current information with respect to the exempt issuances.

9.           Revise the descriptions of the exempt transactions to provide all the information that Item 701 of Regulation S-K requires. For example, provide sufficiently detailed disclosure to comply with Item 701(d).

We have revised the descriptions in Item 15 of Amendment No.1 to provide the information required by Item 701, including 701(d).

10.           We note your disclosure in the fifth bulleted paragraph that 201,404 shares were issued on “October 1 and October 2”. Revise your disclosure to indicate the year(s) during which such shares were sold.

Such shares were sold in 2009.  We have included these shares in the revised paragraph in Item 15 addressing issuances during the current fiscal year.

We appreciate your patience with regard to this matter. Should you have any questions or require additional information, please contact the undersigned or Jeffrey E. Jordan of Arent Fox LLP at (202) 857-6473.

Sincerely,

GLOBE SPECIALTY METALS, INC.

By:	/s/ Stephen E. Lebowitz
Name: Stephen E. Lebowitz
Title: Chief Legal Officer